SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 4)*

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

INFINITE GROUP, INC.

(Name of Issuer)

Common Stock, par value $.001 per share

(Title of Class of Securities)

456910306

(CUSIP Number)

Paul J. Delmore
c/o Kenneth S. Rose, Esq.
Morse, Zelnick, Rose & Lander, LLP
405 Park Avenue, Suite 1401
New York, New York 10022
Tel: (212) 838-5030
Fax: (212) 838-9190

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 8, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE
13D
CUSIP NO. 456910306		Page 2 of 6 Pages

1	Name of Reporting Person S.S. or I.R.S. Identification Nos. Of Above Persons

Upstate Holding Group, LLC
2	Check the Appropriate Box if Member of a Group
(a) ☐
(b) ☐
3	SEC Use Only

4	Source of Funds

WC
5	Check if Disclosure of Legal Proceeding isRequired Pursuant to Items 2(d) or 2(e)

☐
6	Citizenship or Place of Organization

California
	7	Sole Voting Power

		3,840,000
Number of	8	Shared Voting Power
Shares
Beneficially		0
Owned by	9	Sole Dispositive Power
Each Reporting
Person With		3,840,000
	10	Shared Dispositive Power

		0
11	Aggregate Amount Beneficially Owned by Each Reporting Person

3,840,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares

☐
13	Percent of Class Represented by Amount in Row (11)

15.7%
14	Type of Reporting Person

OO

*SEE INSTRUCTIONS BEFORE FILLING OUT

SCHEDULE
13D
CUSIP NO. 456910306		Page 3 of 6 Pages

1	Name of Reporting Person S.S. or I.R.S. Identification Nos. Of Above Persons

Paul J. Delmore
2	Check the Appropriate Box if Member of a Group
(a) ☐
(b) ☐
3	SEC Use Only

4	Source of Funds

OO
5	Check if Disclosure of Legal Proceeding isRequired Pursuant to Items 2(d) or 2(e)

☐
6	Citizenship or Place of Organization

United States
	7	Sole Voting Power

		3,917,834
Number of	8	Shared Voting Power
Shares
Beneficially		0
Owned by	9	Sole Dispositive Power
Each Reporting
Person With		3,917,834
	10	Shared Dispositive Power

		0
11	Aggregate Amount Beneficially Owned by Each Reporting Person

3,917,834
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares

☐
13	Percent of Class Represented by Amount in Row (11)

15.9%
14	Type of Reporting Person

IN

*SEE INSTRUCTIONS BEFORE FILLING OUT

SCHEDULE
13D
CUSIP NO. 456910306		Page 4 of 6 Pages

Item 1. Security and Issuer.

Name of Issuer: Infinite Group Inc. (the “Company”)

Address of Issuer’s Principal Executive Offices:

60 Office Park Way
Pittsford, New York 14534

Security: Common Stock, par value $.001 per share (“Shares”)

Item 2. Identity and Background.

This statement is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Securities Exchange Act of 1934, as amended: Upstate Holding Group, LLC, a California limited liability company (“Upstate”), and Paul Delmore, a United States citizen (together Upstate and Paul Delmore are the "Reporting Persons").

Upstate’s principal business is consulting. Paul Delmore is a member of the Company’s Board of Directors and also the manager and sole member of Upstate, and may be deemed to indirectly beneficially own the Shares directly beneficially owned by Upstate. The business address of the Reporting Persons is 1181 Agate Street, San Diego, California 92109.

During the last five years, neither of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Beneficial ownership (as such term is defined under Rule 13d-3 of the Securities Exchange Act of 1934, as amended) was acquired as follows:
1)
94,500 Shares were issued to him as compensation for his services to the Company’s Board including 87,500 Shares underlying non-qualified stock options grants of which 8,333 are subject to vesting on each of 8/24/08 and 8/24/09; and

2)	3,840,000 Shares were acquired by Upstate using its working capital. Upstate’s Shares are deemed beneficially owned by Mr. Delmore by virtue of his role as manager and sole member of Upstate.

SCHEDULE
13D
CUSIP NO. 456910306		Page 5 of 6 Pages

Item 4. Purpose of the Transaction.

The Reporting Persons acquired the securities of the Company for the purpose of investment.

Except as otherwise disclosed herein, the Reporting Persons are not considering any plans or proposals which relate to or would result in any of the following: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of any material amount of assets of the Company or any of its subsidiaries; (d) any change in the Company's Board of Directors or management; (e) any material change in the present capitalization or dividend policy of the Company; (f) any material change in the Company's business, corporate structure, charter or bylaws; (g) any change which would impede the acquisition of control of the Company by any person; (h) causing any class of securities of the Company to be delisted; (i) the Company's common stock to be eligible to be deregistered under the Securities Exchange Act of 1934, as amended; or (j) any actions similar to those enumerate above.

Item 5.  Interest in Securities of the Issuer.

(a) The aggregate number of Shares that may be deemed to be beneficially owned by (i) Paul J. Delmore is 3,917,834 Shares, which includes 70,834 Shares issuable upon the exercise of currently exercisable options. The 3,917,834 Shares represent approximately 15.9% of the total outstanding Shares as of May 13, 2008. The percentage of outstanding Shares beneficially owned by Mr. Delmore is based upon the aggregate of 24,602,466 outstanding Shares consisting (x) 24,531,632 Shares outstanding as of May 13, 2008 and (y) 70,834 Shares underlying the currently exercisable options issued by the Company to Mr. Delmore; and (ii) Upstate is 3,840,000 Shares which represent approximately 15.7% of the total outstanding (24,531,632) Shares as of May 13, 2008.

(b) Mr. Delmore possesses the sole power to vote or to direct the vote, and sole power to dispose or to direct the disposition of 3,917,834 Shares including the Shares underlying his options.

(c) On May 8, 2008, in reliance on an exemption from registration under Section 4(1 1/2) of the Securities Act of 1933, as amended, Upstate sold 780,000 restricted Shares to an accredited investors for $.05 per share in a private sale transaction.

(d) Except as stated within this Item 5, only Mr. Delmore has the right to direct the receipt of dividends from, or proceeds from the sale of, the Shares reported by this statement. To the knowledge of the Reporting Persons, only Upstate has the right to receive dividends, or proceeds, from the sale of the Shares disclosed in Item 5(c) above.

SCHEDULE
13D
CUSIP NO. 456910306		Page 6 of 6 Pages

(e) Not applicable.

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.

None.

Item 7. Material to be Filed as Exhibits.

None.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 16, 2008

/s/ Paul J. Delmore
Paul J. Delmore

Upstate Holding Group, LLC

By:	/s/ Paul J. Delmore
Paul J. Delmore
Managing Member